EXHIBIT (a) (19)

SUPPLEMENTAL INFORMATION FOR

CHARTER COMMUNICATIONS, INC.

OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS
HAVING AN EXERCISE PRICE OF MORE THAN $10.00 PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE
AT 5:00 P.M. EASTERN TIME ON FEBRUARY 20, 2004,
UNLESS THE OFFER IS EXTENDED.

Dear Eligible Employee:

     As you are aware, Charter Communications, Inc. commenced an option exchange program on January 20, 2004 (the “Offer”). We have supplemented and amended the Offer as indicated below to effect certain clarifications and modifications requested by the United States Securities and Exchange Commission (the “SEC”). These changes do not alter the financial terms of the Offer. Some of the SEC’s comments related to the forms that you would use to tender or withdraw eligible options. While we have made those changes and similar changes to our Telephone Election System, you may continue to use the forms originally distributed to you. We will construe the forms and elections made through the Telephone Election System or our Exchange Program Web Site in accordance with the changes we made. Please review this supplemental information. In addition, if you have not already done so, please review the Offer to Exchange.

     An Exchange Program Web Site has been activated in conjunction with the Offer to Exchange. Employees can access the site at www.corporate-action.net/Charter. Eligible employees must enter the PIN number that was included in their notification mailing.

     Eligible employees who choose to participate in the Offer to Exchange MUST do so by February 20th. Mellon must receive all decisions by 5:00 EST February 20, 2004.

     Employee participation in the stock option exchange program is completely voluntary. Those employees who do not want to exchange their options do not need to take any action. If you do not take any action, your options will remain under the terms they were granted.

     A customer service line — staffed by Mellon — is open between 9 a.m. and 6 p.m. EST Monday through Friday. Employees with questions should call 1-888-788-1316.

Charter Communications, Inc.
February 13, 2004

1. The second paragraph under Question 36 (“How do I tender my options?”) on pages 12-13 of the Offer to Exchange is amended to replace the third sentence of the paragraph with the following:

Prior to confirming any tender of options on the Offer web site or the telephone election system, you will be asked to confirm that you have read this Offer to Exchange, the related election agreement and the applicable form of Restricted Stock Agreement and that you agree to accept the terms of the Offer.

In addition, each other place in the Offer to Exchange that states that the holder will be asked to confirm that such holder has read and understands the Offer to Exchange and related documents is amended to state that such holder has read the Offer to Exchange and related documents.

2. The paragraph entitled “Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects” on page 20 of the Offer to Exchange under Section 3 (“Procedures for Tendering Options”) is amended to replace the fourth sentence of the paragraph with the following:

We also reserve the right to waive any or all of the conditions of the Offer. We further reserve the right to waive any defect or irregularity in any election agreement, notice of withdrawal or tender with respect to any particular option or any particular option holder.

3. Bullet point (c)(5) on page 24 of the Offer to Exchange under Section 5 (“Conditions of the Offer”) is replaced in its entirety with the following:

     (5) any increase or decrease of 30% or more in the market price of shares of our Class A common stock after the close of business on January 15, 2004 or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), operations or prospects of Charter or our subsidiaries or on the trading in our Class A common stock or on the achievement of the purposes of the Offer;

4.	Subparagraph (e) on page 24 of the Offer to Exchange under Section 5 (“Conditions of the Offer”) is replaced in its entirety with the following:

     (e) any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of Charter or any of our subsidiaries that, in our reasonable judgment, is materially adverse to Charter or any of our subsidiaries.

5. The first paragraph under the heading entitled “Consideration” on page 25 of the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of Restricted Stock”) is amended to replace the last sentence of the paragraph with the following:

The Black-Scholes option-pricing model is a commonly used option valuation method which relies on various assumptions, including the expected remaining term of the options, the volatility of our Class A common stock, the risk-free rate of interest, expected dividends, the option exercise price and the approximate price of our Class A common stock at the time our board of directors first approved the Offer in principle, which was on October 28, 2003.

6. Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Our Securities”) on page 32 of the Offer to Exchange is amended to replace the second paragraph with the following:

     The following table sets forth, as of January 15, 2004, our directors and executive officers who are eligible to participate in the Offer and their beneficial ownership of options that are eligible to be exchanged in the Offer:

Name	Eligible Options

Carl E. Vogel	3,400,000
Margaret “Maggie” A. Bellville	0
Derek Chang	0
Wayne H. Davis	40,000
Michael P. Huseby	0
Paul E. Martin	105,000
Steven A. Schumm	947,681
Curtis S. Shaw	374,000

Total:	4,866,681

     We have been advised that most of our officers and eligible directors intend to tender options pursuant to this Offer. In addition, we have been further advised that, of our directors and executive officers who are eligible to participate in the Offer and beneficially own options eligible to be exchanged in the Offer, Carl E. Vogel, Wayne H. Davis and Steven A. Schumm have tendered or intend to tender all of their eligible options, and Paul E. Martin and Curtis S. Shaw have not yet determined whether or not to tender their eligible options in the Offer. Members of our board of directors who are not also employees of Charter or one of its subsidiaries are not eligible to participate in the Offer.

In addition, each other place in the Offer to Exchange that states that the Company has been advised that most of its officers and eligible directors intend to tender options pursuant to the Offer is amended to state that, in addition, the Company has been further advised that Carl E. Vogel, Wayne H. Davis and Steven A. Schumm have tendered or intend to tender all of their eligible options, and Paul E. Martin and Curtis S. Shaw have not yet determined whether or not to tender their eligible options in the Offer.

7. Section 16 (“Additional Information”) on pages 38-39 of the Offer to Exchange is amended to delete the first two full paragraphs on page 39 and replace them with the following:

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offer to Exchange to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Offer to Exchange, except as so modified or superseded. For the avoidance of doubt, information furnished pursuant to Item 9 or 12 of Form 8-K shall not be deemed incorporated herein or otherwise to form a part hereof.

8. Exhibits III and IV of the Offer to Exchange, are amended to replace the sentence that states: “I have read and understand the Offer Documents and by electing to participate I agree to accept the terms of this offer” with the following:

I have read the Offer Documents and by electing to participate I agree to accept the terms of this offer.

9. Exhibit V of the Offer to Exchange, are amended to replace the sentence that states “I have read and understand the Offer Documents” with the following:

I have read the Offer Documents.

10. The script of the Telephone Election System is amended to replace the language that states: “You have elected to exchange your options. By Pressing 1 you acknowledge that you have read and understand the Offer to Exchange and you agree to accept the terms of the Offer” with the following:

You have elected to exchange your options. By Pressing 1 you acknowledge that you have read the Offer to Exchange and you agree to accept the terms of the Offer.